UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On September 27, 2021, NLS Pharmaceutics Ltd., or the Company, entered into a Standby Equity Distribution Agreement, or the SEDA, with YA II PN, Ltd. or YA. Pursuant to the SEDA, the Company will be able to sell up to $20,000,000 of its common shares, par value of CHF 0.02, or the Shares, at the Company’s sole option, any time during the three-year period following the execution date of the SEDA. Pursuant to the terms of the SEDA, any Shares sold to YA will be priced at 92% of the market price, which is defined as the lowest daily volume weighted average price of the Shares during the five consecutive trading days commencing on the trading day immediately following the Company’s delivery of an advance notice to YA. Any sale of Shares pursuant to the SEDA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 9.99% of the Company’s Shares.

The Company is not obligated to utilize any of the $20,000,000 available under the SEDA and there are no minimum commitments or minimum use penalties.  The total amount of funds that ultimately can be raised under the SEDA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEDA does not impose any restrictions on the Company’s operating activities. During the term of the SEDA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the Shares.

In addition, the Company has agreed to sell YA an aggregate of 1,313,232 Shares at a price per share of $1.90, or collectively referred to as the Equity Investment. The Equity Investment is expected to close within fifteen business days following the execution date of the SEDA. The Equity Investment and the Shares to be issued pursuant to the SEDA are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has also agreed to pay YA, or its affiliates, a commitment fee, or the Commitment Fee, equal to $400,000, or 2% of the aggregate amount available to be sold under the SEDA. The Company has agreed to pay half of the Commitment Fee on the execution date of the SEDA, with the remaining half of the Commitment Fee to be paid within twelve months from the execution date of the SEDA. The Company may elect, in its sole discretion, to pay the Commitment Fee in cash or in Shares.

Pursuant to the SEDA, the Company is required to register the Shares eligible to be sold pursuant to the SEDA, the Shares comprising the Equity Investment and Commitment Fee Shares, if any, collectively referred to as the Registrable Shares. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering all of the Registrable Share within thirty days from the execution date of the SEDA.

Pursuant to the SEDA, the Company intends to use the net proceeds from the sale of the Shares sold pursuant to the SEDA, and the Equity Investment, for funding its ongoing clinical and pre-clinical development activities and for general corporate purposes.

The foregoing is a summary description of certain terms of the SEDA. For a full description of all terms, please refer to the copy of the SEDA that is filed herewith as Exhibit 99.1 to this form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Standby Equity Distribution Agreement, dated September 27, 2021
99.2	Press release dated September 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 28, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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